Exhibit 3.1

FIRST AMENDMENT TO THE
THIRD AMENDED AND RESTATED BYLAWS
OF
RELIANT BANCORP, INC.
(Adopted by the Board of Directors effective as of June 16, 2020)

This First Amendment to the Third Amended and Restated Bylaws (the “Bylaws”) of Reliant Bancorp, Inc, a Tennessee corporation, hereby amends the Bylaws in the following respect:

Section 5.5 of the Bylaws is hereby amended and restated in its entirety as follows:

“President. The President shall have those powers and duties usually appertaining to his or her office, as well as such other powers and duties as may be prescribed by the Board or these bylaws.”

Except as specifically amended as set forth above, the Bylaws shall remain in full force and effect.